Exhibit 99.1

GENFIT to Present Latest ACLF Research at EASL Congress™ 2024

Lille (France), Cambridge (Massachusetts, United States), Zurich (Switzerland), May 29, 2024 - GENFIT (Nasdaq and Euronext: GNFT), a late-stage biopharmaceutical company dedicated to improving the lives of patients with rare and life-threatening liver diseases, today detailed its presence at the EASL Congress™ 2024.

GENFIT accelerates its research in Acute on-Chronic Liver Failure (ACLF)

▪	EF CLIF and GENFIT partnership event

GENFIT will co-host an event with the European Foundation for the Study of Chronic Liver Failure (EF CLIF) to mark the beginning of a research collaboration aimed at advancing the understanding of ACLF. EF CLIF has conducted several large prospective observational studies in large numbers of patients admitted to hospital in Europe and Latin America for acute decompensation of cirrhosis, helping to better understand the onset and progression of ACLF.

Professor Richard Moreau, MD, PhD, Director of EF CLIF Governing Board declared: “I am delighted to welcome experts to this event jointly organized by GENFIT and EF CLIF, marking the commencement of our partnership. This occasion will showcase the collaborative research efforts of EF CLIF, recognized as a leading authority in ACLF, and GENFIT, a biotechnology company dedicated to improving care of patients with ACLF. Together, we aim to advance the understanding of ACLF pathophysiology and uncover novel approaches for the treatment of this syndrome.”

Both EF CLIF and GENFIT are committed to working towards achieving a patient-centered healthcare system and are pleased to be associated with the Global Liver Institute (GLI) and the European Liver Patients' Association (ELPA) for the launch of this initiative.

Speakers include:

-	Richard Moreau, Director of EF CLIF
-	Pascal Prigent, CEO of GENFIT and Dean Hum, Chief Scientific Officer of GENFIT
-	Donna R. Cryer, Founder and CEO of GLI
-	Milan Mishkovikj, ELPA Board Member

“We’re excited to co-host an event with EF CLIF, a major academic consortium promoting research and education in liver disease, to improve the prognosis of patients living with chronic liver failure. The GLI

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and ELPA will also be invited to share their insights, to ensure the patient voice is heard,” said Dean Hum, Chief Scientific Officer of GENFIT. “We’re also happy to present data from two of our lead programs in ACLF, as we believe our pipeline offers potential to transform the treatment paradigm for patients suffering from this syndrome.”

▪	Poster #1: blood and peritoneal metabolomics suggest VS-01 actively captures metabolites associated with ACLF

Poster: #THU-088

Author/s: Tyc, O.; Uschner, E. F.; Trebicka, J. et al

Session: Poster Cirrhosis and its complications: ACLF and Critical Illness

▪	Poster #2: Nitazoxanide directly protects from stress-induced cell death to alleviate liver damage in preclinical models of ACLF

Poster: #WED-105

Author/s: Staels, B.; Bobowski-Gerard, M. et al

Session: Poster – Cirrhosis and its complications: Experimental and pathophysiology

Other events

▪	UNVEIL-IT® Investigator Meeting

GENFIT will be organizing an UNVEIL-IT® meeting with investigators, key opinion leaders in ACLF, study team members and pharmacists to discuss the ongoing Phase 2 trial of VS-01 and to share study experiences. The meeting will provide a unique opportunity for investigators to gain insights and best practices from fellow investigators.

▪	ELPA educational training event

GENFIT will be presenting its commitment to patient advocacy and its ACLF programs at the ELPA educational training event, which aims to raise patient awareness on drug innovations and medical advances. Members include national patient associations and caregivers.

ELPA’s aim is to promote the interests of people with liver disease and, in particular, to promote awareness and prevention; address the lack of awareness of liver disease as compared to other areas of medicine such as heart disease; share experience of successful initiatives; and work with professional bodies such as EASL and with the EU to ensure that treatment and care are harmonized across Europe to the highest standards.

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ABOUT EASL

The European Association for the Study of the Liver (EASL) Annual Congress is a major international conference and brings together over 7,000 professionals, including clinicians, researchers, allied health professionals, patient representatives, and industry professionals. It stands out as Europe’s largest event in this domain. Across four interactive days, participants will benefit from hands-on learning sessions led by world-class faculty, presenting a unique opportunity for the liver community to share research, network, and engage with leading hepatology experts.

ABOUT ACLF

ACLF presents as a syndrome defined by a combination of hepatic and extrahepatic organ dysfunctions and failures and a uniformly poor prognosis. In patients with liver cirrhosis and acute hepatic decompensation, ACLF can be triggered by a precipitating event (e.g. an infection) that leads to a progressive functional deterioration of multiple organs with high short-term mortality (23% to 74% mortality at 28 days 1 ). In 2021, the prevalence of ACLF was estimated to be approximately 294,000 across the US, EU4, and UK2; a number expected to grow up to ~ 300,000 patients by 20363. The incidence is growing at epidemic rates (+26% between 2006 and 2014) due to an aging population and a higher prevalence of steatotic liver disease4, diabetes, obesity, as well as alcohol consumption.

ABOUT GENFIT

GENFIT is a late-stage biopharmaceutical company committed to improving the lives of patients with rare, life-threatening liver diseases whose medical needs remain largely unmet. GENFIT is a pioneer in liver disease research and development with a rich history and a solid scientific heritage spanning more than two decades. Today, GENFIT has built up a diversified and rapidly expanding R&D portfolio of programs at various stages of development. The Company focuses on Acute-on- Chronic Liver Failure (ACLF). Its ACLF franchise includes five assets under development: VS-01, NTZ, SRT-015, CLM-022 and VS-02-HE, based on complementary mechanisms of action using different

1 Arroyo V et al., Nat. Rev. Dis. Primers 2 (2016)

2 IQVIA market research

3 IQVIA market research

4 Axley P, Ahmed Z, Arora S, Haas A, Kuo YF, Kamath PS, Singal AK. NASH Is the Most Rapidly Growing Etiology for Acute-on-Chronic Liver Failure-Related Hospitalization and Disease Burden in the United States: A Population- Based Study. Liver Transpl. 2019 May;25(5):695-705. doi: 10.1002/lt.25443. PMID: 30861321

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routes of administration. Other assets target other serious diseases, such as cholangiocarcinoma (CCA), urea cycle disorder (UCD) and organic acidemia (OA). GENFIT's expertise in the development of high-potential molecules from early to advanced stages, and in pre-commercialization, was demonstrated with the success of the 52-week Phase 3 ELATIVE® study evaluating elafibranor in Primary Biliary Cholangitis (PBC). Beyond therapies, GENFIT also has a diagnostic franchise including NIS2+® in Metabolic dysfunction-associated steatohepatitis (MASH, formerly known as NASH for non-alcoholic steatohepatitis) and TS-01 focusing on blood ammonia levels. GENFIT is headquartered in Lille, France and has offices in Paris (France), Zurich (Switzerland) and Cambridge, MA (USA). The Company is listed on the Nasdaq Global Select Market and on the Euronext regulated market in Paris, Compartment B (Nasdaq and Euronext: GNFT). In 2021, Ipsen became one of GENFIT's largest shareholders, acquiring an 8% stake in the Company's capital. www.genfit.com

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to GENFIT, including, but not limited to, statements about future collaborations with EF-CLIF and the potential for our pipeline to change the treatment paradigm for ACLF patients. The use of certain words, such as "believe", "potential", "expect", “target”, “may”, “will”, "should", "could", "if" and similar expressions, is intended to identify forward-looking statements. Although the Company believes its expectations are based on the current expectations and reasonable assumptions of the Company’s management, these forward-looking statements are subject to numerous known and unknown risks and uncertainties, which could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking statements. These risks and uncertainties include, among others, the uncertainties inherent in research and development, including in relation to safety of drug candidates, cost of, progression of, and results from, our ongoing and planned clinical trials, review and approvals by regulatory authorities in the United States, Europe and worldwide, of our drug and diagnostic candidates, potential commercial success of elafibranor if approved, exchange rate fluctuations, and our continued ability to raise capital to fund our development, as well as those risks and uncertainties discussed or identified in the Company’s public filings with the AMF, including those listed in Chapter 2 "Risk Factors and Internal Control" of the Company's 2023 Universal Registration Document filed on April 5, 2024 (no. D.24-0246) with the Autorité des marchés financiers ("AMF"), which is available on GENFIT's website (www.genfit.fr) and the AMF's website (www.amf.org), and those discussed in the public documents and reports filed with the U.S. Securities and Exchange Commission ("SEC"), including the Company’s 2023

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Annual Report on Form 20-F filed with the SEC on April 5, 2024 and subsequent filings and reports filed with the AMF or SEC or otherwise made public, by the Company. In addition, even if the results, performance, financial position and liquidity of the Company and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. These forward-looking statements speak only as of the date of publication of this document. Other than as required by applicable law, the Company does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise.

CONTACT

GENFIT | Investors

Tel: +33 3 2016 4000 | investors@genfit.com

PRESS RELATIONS | Media

Stephanie Boyer – Press relations | Tel: +333 2016 4000 | stephanie.boyer@genfit.com

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